

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 2, 2016

VIA E-MAIL
Mr. James Christopher Douglas
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203

Re: **Healthcare Realty Trust Incorporated**
Form 10-K for the fiscal year ended December 31, 2015
Filed February 16, 2016
Form 8-K
Filed February 16, 2016
File No. 001-11852

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Same Store NOI, page 33

1. We note your reconciliation of NOI on page 34. In future periodic filings, please reconcile NOI to Net income. Please refer to Item 10(e) of Regulation S-K.

FORM 8-K FILED FEBRUARY 16, 2016

Exhibit 99.1

2. We note your use of normalized FFO. In future earnings releases please include a statement disclosing the reasons why management believes that presentation of the non-

GAAP financial measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 or the undersigned at (202) 551- 3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities